

SECU 05040784 SION

BP 4/20

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 51703 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Pembroke Financial Partners, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**712 Main Street Suite 2150**
(No. and Street)

| **Houston** | **TX** | **77002** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Hitchcock 713-961-0534
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Harper & Pearson Company**
(Name – *if individual, state last, first, middle name*)

| One Riverway Suite 1000 | **Houston** | **Texas** | **77056** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |



SEC MAIL PROCESSING
RECEIVED
MAR 3 2005
WASH, D.C.
185


**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 25 2005
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, William Hitchcock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pembroke Financial Partners, L.L.C., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



KERI B. WALLER
Notary Public, State of Texas
My Commission Expires
March 23, 2006


Signature

William Hitchcock General Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Harper & Pearson Company  Certified Public Accountants

*Professional Corporation*

# REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17 A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

March 19, 2005

Member
Pembroke Financial Partners, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of Pembroke Financial Partners, L.L.C. (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

One Riverway, Suite 1000 • Houston, Texas 77056 • (713) 622-2310 • Fax (713) 622-5613

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harper & Pearson Company

Houston, Texas

PEMBROKE FINANCIAL PARTNERS, L.L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

# CONTENTS

Harper & Pearson Company  Certified Public Accountants

*Professional Corporation*

**INDEPENDENT AUDITOR'S REPORT**

To the Member
Pembroke Financial Partners, L.L.C.
Houston, Texas

We have audited the accompanying statement of financial condition of Pembroke Financial Partners, L.L.C. as of December 31, 2004 and the related statements of income, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements and schedules as of and for the year ended December 31, 2003 were audited by other auditors, whose opinion dated February 24, 2004 was unqualified on those statements and schedules.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2004 financial statements referred to above present fairly, in all material respects, the financial position of Pembroke Financial Partners, L.L.C. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harper & Pearson Company

Houston, Texas
March 19, 2005



One Riverway, Suite 1000 • Houston, Texas 77056 • (713) 622-2310 • Fax (713) 622-5613

| ASSETS | 2004 | 2003 |
|---|---|---|
| Cash and cash equivalents | $ 13,267 | $ 12,907 |
| Accounts receivable | 2,293 | 1,813 |
| Prepaid expenses | 6,000 | 4,000 |
| TOTAL ASSETS | $ 21,560 | $ 18,720 |

| MEMBER'S EQUITY | | |
|---|---|---|
| Member's equity | $ 21,560 | $ 18,720 |

The accompanying notes are an integral part of the financial statements.

**PEMBROKE FINANCIAL PARTNERS, L.L.C.**
**STATEMENTS OF OPERATIONS**
**FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003**

| | 2004 | 2003 |
|---|---|---|
| Commissions | $ 27,750 | $ 14,733 |
| Management fees and administrative expense | 44,697 | 43,896 |
| Net loss | $ (16,947) | $ (29,163) |

The accompanying notes are an integral part of the financial statements.

**PEMBROKE FINANCIAL PARTNERS, L.L.C.**
**STATEMENTS OF CHANGES IN MEMBER'S EQUITY**
**FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003**

| | Member's Capital | Accumulated Deficit | Total Member's Equity |
|---|---|---|---|
| Balance - December 31, 2002 | $ 45,348 | $ (17,066) | $ 28,282 |
| Capital Contributions | 19,601 | - | 19,601 |
| Net loss | - | (29,163) | (29,163) |
| Balance - December 31, 2003 | 64,949 | (46,229) | 18,720 |
| Capital Contributions | 19,787 | - | 19,787 |
| Net loss | - | (16,947) | (16,947) |
| Balance, December 31, 2004 | $ 84,736 | $ (63,176) | $ 21,560 |

The accompanying notes are an integral part of the financial statements.

**PEMBROKE FINANCIAL PARTNERS, L.L.C.**
**STATEMENTS OF CASH FLOWS**
**FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003**

| | 2004 | 2003 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Cash received from customers | $ 27,270 | $ 14,023 |
| Cash paid for management fees and expenses | (46,697) | (33,896) |
| Net cash used by operating activities | (19,427) | (19,873) |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Contributions | 19,787 | 19,601 |
| Net cash provided by in investing activities | 19,787 | 19,601 |
| NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | 360 | (272) |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR | 12,907 | 13,179 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | $ 13,267 | $ 12,907 |
| RECONCILIATION OF NET LOSS TO NET CASH USED BY OPERATING ACTIVITIES | | |
| Net loss | $ (16,947) | $ (29,163) |
| Change in accounts receivable | (480) | (710) |
| Change in prepaid expenses | (2,000) | 10,000 |
| Net cash used by operating activities | $ (19,427) | $ (19,873) |

The accompanying notes are an integral part of the financial statements.

NOTE A BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLCIES

The Company maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Description of Business – Pembroke Financial Partners, L.L.C. (a Texas limited liability company) ("the Company") located in Houston, Texas is a private investment banking firm. Accordingly, the Company has claimed an exemption from Rule 15c3-3 under section (K)(2)(i). The Company is registered as a Broker-Dealer with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers, Inc. (NASD).

Statement Presentation – The unclassified statement of financial condition is presented in accordance with industry standards.

Revenue Recognition – Commissions are recognized when trades settle and receivables are recorded at that time.

Income Taxes – The Company's income, losses, and tax credits will be included in the income tax return of the Member. Accordingly, the Company does not record a provision for Federal income taxes.

Cash and Cash Equivalents – The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents. At December 31, 2004 the Company had no cash equivalents.

Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B COMMISSION AGREEMENT

The Company entered into an agreement with a broker/dealer in 2000 which entitles the Company to receive a commission on securities transactions executed on behalf of clients referred to the broker/dealer. Revenues for 2004 and 2003 consist principally of commissions generated under this agreement.

NOTE C MANAGEMENT AGREEMENT

The Company entered into a management agreement with an affiliate whereby the affiliate will provide administrative and operational services, facilities, furniture and pay all overhead expenses of the Company.

The affiliate will receive an incremental allocation services fee of $2,000 per month and a proportional allocation service fee based upon the monthly adjusted net operating income of the Company. The service fees may be waived by the affiliate. Service fees and expense allocations for 2004 and 2003 were $24,000 each year.

Capital contributions of $19,787 and $19,601 were received through payment of Company expenses directly by the member in 2004 and 2003, respectively.

NOTE D NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies found to exist in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2004 and 2003, or in the procedures followed in making the periodic computation required. At December 31, 2004 and 2003, the Company had net capital of $15,489 and $14,603 respectively, and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was zero at December 31, 2004 and 2003. The Securities and Exchange Commission permits a ratio for the Company at this time of no greater than 15 to 1.

NOTE E SECURITIES OWNED

The Company was issued certain common stock purchase warrants as a payment for a private placement offering in 2001. The warrants are for unregistered shares and may note be sold, assigned, or otherwise transferred unless an effective registration is filed covering such securities. The warrants have been estimated by management at the grant date and each subsequent year-end to have no value based on management's evaluation of pricing models, the financial standing of the issuer and the restrictions on transferability, among other considerations.

NOTE F CONCENTRATIONS AND CREDIT RISK

Credit Risk - Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables and cash. The Company places its cash with high credit quality financial institutions. Deposits with these financial institutions may exceed the amount of federal deposit insurance provided on such deposits; however, these deposits typically may be redeemed upon demand and therefore, bear minimal risk. In monitoring this credit risk, the Company periodically evaluates the stability of the financial institutions. Generally, no collateral or other security is required to support customer receivables. To reduce credit risk, a customer's credit history is reviewed before extending credit. There was no allowance for doubtful accounts at December 31, 2004 and 2003 as management believes all amounts are collectible.

**PEMBROKE FINANCIAL PARTNERS, L.L.C.**
**SCHEDULE I**
**COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1**
**OF THE SECURITIES AND EXCHANGE COMMISSION**
**DECEMBER 31, 2004**

| | |
|---|---|
| NET CAPITAL | |
| Total member's equity qualified for net capital | $ 21,560 |
| Total capital and allowable subordinated liabilities | 21,560 |
| Deductions and/or charges | |
| Nonallowable assets: | |
| Accounts receivable | (71) |
| Prepaid expenses | (6,000) |
| NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION | 15,489 |
| Haircuts on securities position | - |
| Net capital | $ 15,489 |
| COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS | |
| Minimum net capital required (6 2/3% of total aggregate indebtedness) | $ - |
| Minimum dollar net capital requirement | $ 5,000 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ 5,000 |
| Excess net capital | $ 10,489 |
| Ratio: Aggregate indebtedness to net capital | N/A |

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2004, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17a-5.

See independent auditor's report.

**PEMBROKE FINANCIAL PARTNERS, L.L.C.**
**SCHEDULE II**
**COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1**
**OF THE SECURITIES AND EXCHANGE COMMISSION**
**DECEMBER 31, 2003**

| | |
|---|---|
| NET CAPITAL | |
| Total member's equity qualified for net capital | $ 18,720 |
| Total capital and allowable subordinated liabilities | 18,720 |
| Deductions and/or charges | |
| Nonallowable assets: | |
| Accounts receivable | (117) |
| Prepaid expenses | (4,000) |
| NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION | 14,603 |
| Haircuts on securities position | - |
| Net capital | $ 14,603 |
| COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS | |
| Minimum net capital required (6 2/3% of total aggregate indebtedness) | $ - |
| Minimum dollar net capital requirement | $ 5,000 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ 5,000 |
| Excess net capital | $ 9,603 |
| Ratio: Aggregate indebtedness to net capital | N/A |

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2003, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17a-5.

See independent auditor's report.

**PEMBROKE FINANCIAL PARTNERS, L.L.C.**
**SCHEDULE III**
**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**
**DECEMBER 31, 2004 AND 2003**

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(i), in which a "Special Account for the Exclusive Benefit of Customers" is maintained.

See independent auditor's report.